FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           August 4th, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	4 th August 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about August 4, 2003

Item 3. Press Release

August 4, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

Indo-Pacific to Participate in Swift’s Tuihu-1A Project

Wellington, New Zealand – August 4, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces its participation in the Tuihu-1A Drilling Project in PEP 38718, onshore Taranaki Basin, New Zealand.

Item 5. Full Description of Material Change

Indo-Pacific to Participate in Swifts’ Tuihu-1A Project

Wellington, New Zealand – August 4, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces its participation in the Tuihu-1A Drilling Project in PEP 38718, onshore Taranaki Basin, New Zealand.

Parker Drilling’s Rig 246 will mobilize to the Tuihu site in mid August and the project is expected to take a month to complete. The original Tuihu-1 well was drilled to a depth of 4530m (~14,800 feet) during 2000 / early 2001, and was suspended pending further evaluation. High gas levels were recorded in fractured sands in that well.

Subsequent evaluation by (then) operator Shell showed that the main Tariki and Kapuni targets were not reached. Swift Energy assumed operatorship of PEP 38718 in 2002, and proposed the sidetrack and deepening of the well to around 5,000m (~16,500 feet) to test these deeper targets and the ‘shows’ observed in the fractured sands intersected at the base of Tuihu-1.

Indo-Pacific Energy has recently acquired a 10% interest (subject to government approval) in the project as a result of its previously announced purchase of the Taranaki exploration assets of Horizon Oil.

The Tuihu-1A well is situated 5km (3 miles) east of Indo-Pacific’s Kahili field. The Tuihu structure is remapped by Shell as being of similar type and size to the nearby Mangahewa gas-condensate field. (http://www.med.govt.nz/crown_minerals/petroleum/fields/mangahewa.html).

If there is discovery, Swift Energy plans to link Tuihu southwards into its TAWN oil/gas treatment station and pipeline system. CEO Dave Bennett said ‘we look forward to a positive and productive relationship with our joint venture partners in this high upside area.’ Swift Energy holds 50% of the permit, while Origin Energy and NZOG each hold 20%.

In other news, analysis of Cheal-1 (PEP 38738) following the previously advised short flow test, reveals very good pressure maintenance in the reservoir. A considerable oil column is now situated within the tubing while the well is shut-in. No water has been detected. The longer-term production test, slated to commence in September, is expected to confirm field commerciality.

South Pacific Drilling is being awarded the rig contract to drill the Waiwiri-1 (PEP 38753) and Bluff-1 (PEP 38746) wells. Drilling-site preparation will commence shortly. The wells are scheduled for September-October.

Goldie-1 remains shut-in, although we understand that Kaimiro-19, on which the Company has no data, continues in production near the northern end of the Goldie pool. No finalization of the Ngatoro waterflood has yet been reached by the joint venture parties.

In Papua New Guinea, PPL235, covering the Douglas and Kamu prospects, has now been accepted by the Company in replacement for the previously held PPL 192 and PPL 215. Under the terms of the new license, a well is required to be drilled within two years. The Douglas prospect is identified from seismic as a large structure in the Papuan foreland basin, with a prominent ‘DHI’ seismic anomaly evident across the feature. Offsetting oil and gas discoveries at Kimu, Elevala (Indo-7.5%) and elsewhere, are under review for development in a generally improving exploration environment. The Company has joined a Santos operated application for renewal of PPL 228.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

August 4, 2003 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific to Participate in Swift’s Tuihu-1A Project

Wellington, New Zealand – August 4, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces its participation in the Tuihu-1A Drilling Project in PEP 38718, onshore Taranaki Basin, New Zealand.

Parker Drilling’s Rig 246 will mobilize to the Tuihu site in mid August and the project is expected to take a month to complete. The original Tuihu-1 well was drilled to a depth of 4530m (~14,800 feet) during 2000 / early 2001, and was suspended pending further evaluation. High gas levels were recorded in fractured sands in that well.

Subsequent evaluation by (then) operator Shell showed that the main Tariki and Kapuni targets were not reached. Swift Energy assumed operatorship of PEP 38718 in 2002, and proposed the sidetrack and deepening of the well to around 5,000m (~16,500 feet) to test these deeper targets and the ‘shows’ observed in the fractured sands intersected at the base of Tuihu-1.

Indo-Pacific Energy has recently acquired a 10% interest (subject to government approval) in the project as a result of its previously announced purchase of the Taranaki exploration assets of Horizon Oil.

The Tuihu-1A well is situated 5km (3 miles) east of Indo-Pacific’s Kahili field. The Tuihu structure is remapped by Shell as being of similar type and size to the nearby Mangahewa gas-condensate field. (http://www.med.govt.nz/crown_minerals/petroleum/fields/mangahewa.html).

If there is discovery, Swift Energy plans to link Tuihu southwards into its TAWN oil/gas treatment station and pipeline system. CEO Dave Bennett said ‘we look forward to a positive and productive relationship with our joint venture partners in this high upside area.’ Swift Energy holds 50% of the permit, while Origin Energy and NZOG each hold 20%.

In other news, analysis of Cheal-1 (PEP 38738) following the previously advised short flow test, reveals very good pressure maintenance in the reservoir. A considerable oil column is now situated within the tubing while the well is shut-in. No water has been detected. The longer-term production test, slated to commence in September, is expected to confirm field commerciality.

South Pacific Drilling is being awarded the rig contract to drill the Waiwiri-1 (PEP 38753) and Bluff-1 (PEP 38746) wells. Drilling-site preparation will commence shortly. The wells are scheduled for September-October.

Goldie-1 remains shut-in, although we understand that Kaimiro-19, on which the Company has no data, continues in production near the northern end of the Goldie pool. No finalization of the Ngatoro waterflood has yet been reached by the joint venture parties.

In Papua New Guinea, PPL235, covering the Douglas and Kamu prospects, has now been accepted by the Company in replacement for the previously held PPL 192 and PPL 215. Under the terms of the new license, a well is required to be drilled within two years. The Douglas prospect is identified from seismic as a large structure in the Papuan foreland basin, with a prominent ‘DHI’ seismic anomaly evident across the feature. Offsetting oil and gas discoveries at Kimu, Elevala (Indo-7.5%) and elsewhere, are under review for development in a generally improving exploration environment. The Company has joined a Santos operated application for renewal of PPL 228.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639

Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.